82-1655

# X-Cal Resources Ltd.



**TSX/XCL** **January 19, 2006**

## News Release





## CLARIFICATION

In response to questions about X-Cal's press release of January 19, 2006 entitled "Plàcer Dome Returns Mill Creek to X-Cal, Drill Test Inconclusive":

*" The agreement which was referred to in the press release was a "short fused option to purchase", not a "joint venture" (see X-Cal Press Release dated June 29/05 for details of the agreement).*

*During a limited time frame, two holes were drilled which did not reach target depths, nor were they in the locations outlined in X-Cal's Press Release dated July 11/05 which describes the Mill Creek targets. The locations available for drill sites were limited due to permit constraints.*

*In short, sufficient data to justify exercise was not obtained during the option.*

*X-Cal has been processing a permit which will give much more room to move on the property and will continue exploration pending outcome of the permitting process."*



Shawn Kennedy
*President*

**Caution Concerning Forward-Looking Statements**
This news release and related images contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at Mill Creek and the expected results of this work. Forward looking statements are

statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Mill Creek Gold Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at Mill Creek.

Forward-looking statements contained in this release are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

***Visit our Website:*** www.x-cal.com
***E-Mail:*** invrel@x-cal.com

*For further information contact:* ***Shawn Kennedy, President***
*Tel: (604) 662-8245    Fax: (604) 688-7740*
***Note:*** *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*